SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-14130
                       -------

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Sid Tool Savings Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             SID TOOL SAVINGS PLAN

Date: July 8, 1999                      By /s/ Barbara Schwartz
                                           -------------------------------------
                                               Barbara Schwartz
                                               Plan Administrator

                         SID TOOL SAVINGS PLAN
                         PLAN NUMBER: 003
                         PLAN EIN: 13-5526506

                         FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                                                                         Page(s)
                                                                         -------

Report of Independent Public Accountants                                    1

Financial Statements:
  Statement of Net Assets Available for Benefits with Fund
    Information as of December 31, 1998                                     2

  Statement of Net Assets Available for Benefits with Fund
    Information as of December 31, 1997                                     3

  Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the Year Ended December 31, 1998            4 - 6

Notes to Financial Statements                                             7 - 15

Supplemental Schedules:
  Form 5500-Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                            16

  Form 5500-Item 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1998                                   17

All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator and Trustee of the Sid Tool Savings Plan:

We have audited the accompanying statements of net assets available for benefits with fund information of the Sid Tool Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               ARTHUR ANDERSEN LLP

Melville, New York
June 25, 1999

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1998

                                               Investments     Contributions     Contributions
                                                  with           Receivable        Receivable                     Net Assets
                                                Custodian,          from              from        Participant     Available
   Participant Directed (Note 3)               At Fair Value    Participants        Employer         Loans       for Benefits
   -----------------------------               -------------    ------------      -----------     -----------    ------------
MSC Industrial Direct Inc. Class A              $ 1,415,867      $        --      $        --     $        --     $ 1,415,867
ML Equity Index Trust Class A                     4,308,145               --               --              --       4,308,145
ML Retirement Preservation Trust                  3,266,792               --               --              --       3,266,792
MFS Emerging Growth Fund                            138,254               --               --              --         138,254
Davis Ser Inc. Real Estate Fund A                    12,453               --               --              --          12,453
ML Latin America Fund Class A                         4,068               --               --              --           4,068
Federated Bond Fund Class A                       1,993,539               --               --              --       1,993,539
AIM International Equity Fund Class A                48,382               --               --              --          48,382
Alliance Corporate Bond Fund
  Class A                                            31,525               --               --              --          31,525
Seligman Communications                             110,704               --               --              --         110,704
Oppenheimer Global Fund                           1,773,221               --               --              --       1,773,221
Alliance Quasar Fund Class A                        111,328               --               --              --         111,328
ML Eurofund Class A                                  96,773               --               --              --          96,773
ML Growth Fund Class A                            4,399,888               --               --              --       4,399,888
ML Global Allocation Fund Class A                    41,315               --               --              --          41,315
ML Developing Capital Markets Fund Class A            6,254               --               --              --           6,254
AIM Equity Constellation Fund                        68,891               --               --              --          68,891
MFS Mass. Investors Trust Class A                   743,021               --               --              --         743,021
MFS Research Fund                                    63,641               --               --              --          63,641
ML Capital Fund Class A                           2,121,306               --               --              --       2,121,306
ML Corporate Bond High Income Fund Class A            1,443               --               --              --           1,443
ML Pacific Fund Class A                               1,681               --               --              --           1,681
Davis New York Venture Fund Class A                 230,694               --               --              --         230,694
Loan Fund                                                --               --               --       1,463,284       1,463,284
Cash Fund                                             3,731               --               --              --           3,731
Contributions receivable                                 --          107,479           17,276              --         124,755
                                                -----------      -----------      -----------     -----------     -----------

  Net assets available for benefits             $20,992,916      $   107,479      $    17,276     $ 1,463,284     $22,580,955
                                                ===========      ===========      ===========     ===========     ===========

         The accompanying notes are an integral part of this statement.

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997

                                         Investments    Contributions     Contributions
                                            with          Receivable       Receivable                      Net Assets
                                          Custodian,         from             from         Participant     Available
  Participant Directed (Note 3)         At Fair Value    Participants       Employer          Loans       for Benefits
  -----------------------------         -------------    ------------      -----------     -----------    ------------
Bond Fund of America                     $ 1,730,390      $        --      $        --     $        --     $ 1,730,390
Dreyfus S&P 500 Index                      2,540,592               --               --              --       2,540,592
Fidelity Magellan                          4,939,708               --               --              --       4,939,708
Fidelity Puritan                           2,069,235               --               --              --       2,069,235
Nationwide Money Market                      983,408               --               --              --         983,408
Neuberger & Berman Partners                1,247,880               --               --              --       1,247,880
Oppenheimer Global                         1,405,027               --               --              --       1,405,027
20th Century Growth                          736,340               --               --              --         736,340
Nationwide Fixed Rate                      1,518,452               --               --              --       1,518,452
ML Money Market Fund                              --           82,128          855,220              --         937,348
Participant Loans                                 --               --               --       1,296,801       1,296,801
                                         -----------      -----------      -----------     -----------     -----------

  Net assets available for benefits      $17,171,032      $    82,128      $   855,220     $ 1,296,801     $19,405,181
                                         ===========      ===========      ===========     ===========     ===========

          The accompanying notes are an integral part of this statement

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                      Participant Directed
                                                 -----------------------------------------------------------------
                                                    MSC                                  ML
                                                 Industrial         ML Equity        Retirement        MFS Emerging
                                                 Direct Inc.       Index Trust      Preservation          Growth
                                                  Class A            Class A            Trust              Fund
                                                 -----------       -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $  (128,505)      $   804,736       $        --       $    10,587
    Dividend/interest income                              --               227           166,401             1,233

  Contributions:
    Participants                                     127,734           752,214           525,372            21,840
    Employer, net of forfeitures                      37,800           179,766           309,335             4,137
                                                 -----------       -----------       -----------       -----------
        Total additions                               37,029         1,736,943         1,001,108            37,797
                                                 -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                     29,102           127,474           240,040               268
    Withdrawals/in-kind terminations/fees              2,778             4,613            15,303                25
    Other, net                                          (590)           (3,669)           94,404               (25)
                                                 -----------       -----------       -----------       -----------
        Total deductions                              31,290           128,418           349,747               268
                                                 -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers             5,739         1,608,525           651,361            37,529

Transfers:
  Loan transactions, net                             (24,916)          (27,441)           18,751            (1,866)
  Interfund transfers, net                         1,435,044         2,727,061         2,596,680           102,591
                                                 -----------       -----------       -----------       -----------

        Net increase (decrease)                    1,415,867         4,308,145         3,266,792           138,254

Net assets available for benefits:
  Beginning of year                                       --                --                --                --
                                                 -----------       -----------       -----------       -----------

  End of year                                    $ 1,415,867       $ 4,308,145       $ 3,266,792       $   138,254
                                                 ===========       ===========       ===========       ===========

                                                                      Participant Directed
                                                 -----------------------------------------------------------------
                                                                                                           AIM
                                                   Davis            ML Latin                              Inter-
                                                  Ser Inc.           America          Federated          national
                                                 Real Estate          Fund            Bond Fund        Equity Fund
                                                   Fund A            Class A           Class A           Class A
                                                 -----------       -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $    (2,977)      $    (2,535)      $   (37,522)      $        52
    Dividend/interest income                             357               228           139,138               738

  Contributions:
    Participants                                       3,409             1,511           291,551            23,140
    Employer, net of forfeitures                       1,555               537           114,470             2,229
                                                 -----------       -----------       -----------       -----------
        Total additions                                2,344              (259)          507,637            26,159
                                                 -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                        108                --            66,468                 5
    Withdrawals/in-kind terminations/fees                 63                --             4,010                27
    Other, net                                            (2)               (1)           (4,051)              (27)
                                                 -----------       -----------       -----------       -----------
        Total deductions                                 169                (1)           66,427                 5
                                                 -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers             2,175              (258)          441,210            26,154

Transfers:
  Loan transactions, net                               1,009                95            (5,750)           (4,058)
  Interfund transfers, net                             9,269             4,231         1,558,079            26,286
                                                 -----------       -----------       -----------       -----------

        Net increase (decrease)                       12,453             4,068         1,993,539            48,382

Net assets available for benefits:
  Beginning of year                                       --                --                --                --
                                                 -----------       -----------       -----------       -----------

  End of year                                    $    12,453       $     4,068       $ 1,993,539       $    48,382
                                                 ===========       ===========       ===========       ===========

                                                                      Participant Directed
                                                 -----------------------------------------------------------------
                                                   Alliance                                             Alliance
                                                  Corporate        Seligman                              Quasar
                                                  Bond Fund         Communi-         Oppenheimer          Fund
                                                   Class A           cation          Global Fund         Class A
                                                 -----------       -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $    (1,000)      $    19,107       $    32,608       $   (14,672)
    Dividend/interest income                             777             1,079           129,205             4,037

  Contributions:
    Participants                                       2,092            21,262           393,302            63,131
    Employer, net of forfeitures                         665             3,410           121,821             5,913
                                                 -----------       -----------       -----------       -----------
        Total additions                                2,534            44,858           676,936            58,409
                                                 -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                         --                15           124,317                27
    Withdrawals/in-kind terminations/fees              1,148                --             2,048                29
    Other, net                                            --               (36)           (2,601)             (124)
                                                 -----------       -----------       -----------       -----------
        Total deductions                               1,148               (21)          123,764               (68)
                                                 -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers             1,386            44,879           553,172            58,477

Transfers:
  Loan transactions, net                                  63              (291)          (17,753)           (3,334)
  Interfund transfers, net                            30,076            66,116          (167,225)           56,185
                                                 -----------       -----------       -----------       -----------

        Net increase (decrease)                       31,525           110,704           368,194           111,328

Net assets available for benefits:
  Beginning of year                                       --                --         1,405,027                --
                                                 -----------       -----------       -----------       -----------

  End of year                                    $    31,525       $   110,704       $ 1,773,221       $   111,328
                                                 ===========       ===========       ===========       ===========

         The accompanying notes are an integral part of this statement.

                                                                     (continued)

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                            Participant Directed
                                                       -----------------------------------------------------------------
                                                                                                                 ML
                                                                                                             Developing
                                                                                           ML Global           Capital
                                                           ML             ML Growth        Allocation          Markets
                                                        Eurofund            Fund              Fund              Fund
                                                         Class A           Class A           Class A           Class A
                                                       -----------       -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                             $   (16,394)      $(1,569,636)      $    (3,363)      $    (1,318)
    Dividend/interest income                                17,885            95,214             3,670                40

  Contributions:
    Participants'                                           19,063         1,082,097            37,624             2,355
    Employer, net of forfeitures                             3,057           405,940             2,477               184
                                                       -----------       -----------       -----------       -----------
        Total additions                                     23,611            13,615            40,408             1,261
                                                       -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                              250           280,117                 5                --
    Withdrawals/in-kind terminations/fees                       --            12,759                17                --
    Other, net                                                  --            (4,949)              (62)               --
                                                       -----------       -----------       -----------       -----------
        Total deductions                                       250           287,927               (40)               --
                                                       -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers                  23,361          (274,312)           40,448             1,261

Transfers:
  Loan transactions, net                                       609           (18,573)           (2,863)               --
  Interfund transfers, net                                  72,803         4,692,773             3,730             4,993
                                                       -----------       -----------       -----------       -----------

        Net increase (decrease)                             96,773         4,399,888            41,315             6,254

Net assets available for benefits:
  Beginning of year                                             --                --                --                --
                                                       -----------       -----------       -----------       -----------

  End of year                                          $    96,773       $ 4,399,888       $    41,315       $     6,254
                                                       ===========       ===========       ===========       ===========

                                                                            Participant Directed
                                                      ------------------------------------------------------------------
                                                                          MFS Mass.                              ML
                                                       AIM Equity         Investors           MFS              Capital
                                                      Constellation         Trust           Research            Fund
                                                          Fund             Class A            Fund             Class A
                                                      -------------      -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                             $     4,485       $    36,958       $     1,505       $   (30,291)
    Dividend/interest income                                 1,685            35,027             2,291           139,946

  Contributions:
    Participants'                                            6,206           160,291             5,722           393,132
    Employer, net of forfeitures                             1,997            16,398               636           133,075
                                                       -----------       -----------       -----------       -----------
        Total additions                                     14,373           248,674            10,154           635,862
                                                       -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                               --               127                --           148,458
    Withdrawals/in-kind terminations/fees                       --               206                --             4,452
    Other, net                                                 (10)             (219)               --            (3,870)
                                                       -----------       -----------       -----------       -----------
        Total deductions                                       (10)              114                --           149,040
                                                       -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers                  14,383           248,560            10,154           486,822

Transfers:
  Loan transactions, net                                     1,333           (15,023)              367           (16,836)
  Interfund transfers, net                                  53,175           509,484            53,120         1,651,320
                                                       -----------       -----------       -----------       -----------

        Net increase (decrease)                             68,891           743,021            63,641         2,121,306

Net assets available for benefits:
  Beginning of year                                             --                --                --                --
                                                       -----------       -----------       -----------       -----------

  End of year                                          $    68,891       $   743,021       $    63,641       $ 2,121,306
                                                       ===========       ===========       ===========       ===========

                                                                            Participant Directed
                                                      ------------------------------------------------------------------
                                                      ML Corporate                           Davis
                                                        Bond High        ML Pacific         New York
                                                       Income Fund          Fund          Venture Fund        Bond Fund
                                                         Class A           Class A           Class A          of America
                                                      ------------       -----------       -----------       -----------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                             $      (748)      $      (225)      $    10,615       $        --
    Dividend/interest income                                   147                68             4,719                --

  Contributions:
    Participants'                                              716               120            41,692                --
    Employer, net of forfeitures                                73                12             7,136                --
                                                       -----------       -----------       -----------       -----------
        Total additions                                        188               (25)           64,162                --
                                                       -----------       -----------       -----------       -----------

  Deductions from net assets attributed to:
    Benefits paid to participants                               --                --               882             4,451
    Withdrawals/in-kind terminations/fees                       --                --             1,212                --
    Other, net                                                  --                --               (47)               --
                                                       -----------       -----------       -----------       -----------
        Total deductions                                        --                --             2,047             4,451
                                                       -----------       -----------       -----------       -----------

Net increase (decrease) prior to transfers                     188               (25)           62,115            (4,451)

Transfers:
  Loan transactions, net                                        --                --               749                --
  Interfund transfers, net                                   1,255             1,706           167,830        (1,725,939)
                                                       -----------       -----------       -----------       -----------

        Net increase (decrease)                              1,443             1,681           230,694        (1,730,390)

Net assets available for benefits:
  Beginning of year                                             --                --                --         1,730,390
                                                       -----------       -----------       -----------       -----------

  End of year                                          $     1,443       $     1,681       $   230,694       $        --
                                                       ===========       ===========       ===========       ===========

         The accompanying notes are an integral part of this statement.

                                                                     (continued)

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                         Participant Directed
                                                 ---------------------------------------------------------------------
                                                   Dreyfus                                                 Nationwide
                                                   S&P 500            Fidelity           Fidelity            Money
                                                    Index             Magellan           Puritan             Market
                                                 ------------       ------------       ------------       ------------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $         --       $         --       $         --       $         --
    Dividend/interest income                               --                 --                 --                 --

  Contributions:
    Participants'                                          --                 --                 --                 --
    Employer, net of forfeitures                           --                 --                 --                 --
                                                 ------------       ------------       ------------       ------------
        Total additions                                    --                 --                 --                 --
                                                 ------------       ------------       ------------       ------------

  Deductions from net assets attributed to:
    Benefits paid to participants                      15,251             38,570             21,869                 --
    Withdrawals/in-kind terminations/fees                  --                 --                 --                 --
    Other, net                                             --                 --                 --                 --
                                                 ------------       ------------       ------------       ------------
        Total deductions                               15,251             38,570             21,869                 --
                                                 ------------       ------------       ------------       ------------

Net increase (decrease) prior to transfers            (15,251)           (38,570)           (21,869)                --

Transfers:
  Loan transactions, net                                   --                 --                 --                 --
  Interfund transfers, net                         (2,525,341)        (4,901,138)        (2,047,366)          (983,408)
                                                 ------------       ------------       ------------       ------------

        Net increase (decrease)                    (2,540,592)        (4,939,708)        (2,069,235)          (983,408)

Net assets available for benefits:
  Beginning of year                                 2,540,592          4,939,708          2,069,235            983,408
                                                 ------------       ------------       ------------       ------------

  End of year                                    $         --       $         --       $         --       $         --
                                                 ============       ============       ============       ============

                                                                         Participant Directed
                                                 ---------------------------------------------------------------------
                                                  Neuberger            20th
                                                  & Berman            Century           Nationwide
                                                   Partners            Growth           Fixed Rate          Cash Fund
                                                 ------------       ------------       ------------       ------------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $         --       $         --       $         --       $         --
    Dividend/interest income                               --                 --                 --                 --

  Contributions:
    Participants'                                          --                 --                 --                 --
    Employer, net of forfeitures                           --                 --                 --                 --
                                                 ------------       ------------       ------------       ------------
        Total additions                                    --                 --                 --                 --
                                                 ------------       ------------       ------------       ------------

  Deductions from net assets attributed to:
    Benefits paid to participants                      29,282                 --                 --             (1,056)
    Withdrawals/in-kind terminations/fees                  --                 --                 --                 --
    Other, net                                             --                 --                 --            (24,965)
                                                 ------------       ------------       ------------       ------------
        Total deductions                               29,282                 --                 --            (26,021)
                                                 ------------       ------------       ------------       ------------

Net increase (decrease) prior to transfers            (29,282)                --                 --             26,021

Transfers:
  Loan transactions, net                                   --                 --                 --            (22,290)
  Interfund transfers, net                         (1,218,598)          (736,340)        (1,518,452)                --
                                                 ------------       ------------       ------------       ------------

        Net increase (decrease)                    (1,247,880)          (736,340)        (1,518,452)             3,731

Net assets available for benefits:
  Beginning of year                                 1,247,880            736,340          1,518,452                 --
                                                 ------------       ------------       ------------       ------------

  End of year                                    $         --       $         --       $         --       $      3,731
                                                 ============       ============       ============       ============

                                                                Participant Directed
                                                ---------------------------------------------------

                                                Contributions
                                                  Receivable         Loan Fund            Total
                                                -------------       ------------       ------------
Additions to net assets attributed to:
  Investment earnings:
    Net appreciation (depreciation) in fair
      value of investments                       $         --       $         --       $   (888,533)
    Dividend/interest income                               --                 --            744,112

  Contributions:
    Participants'                                      25,351                 --          4,000,927
    Employer, net of forfeitures                     (837,944)                --            514,679
                                                 ------------       ------------       ------------
        Total additions                              (812,593)                --          4,371,185
                                                 ------------       ------------       ------------

  Deductions from net assets attributed to:
    Benefits paid to participants                          --                 --          1,126,030
    Withdrawals/in-kind terminations/fees                  --                 --             48,690
    Other, net                                             --                 --             49,156
                                                 ------------       ------------       ------------
        Total deductions                                   --                 --          1,223,876
                                                 ------------       ------------       ------------

Net increase (decrease) prior to transfers           (812,593)                --          3,147,309

Transfers:
  Loan transactions, net                                   --            166,483             28,465
  Interfund transfers, net                                 --                 --                 --
                                                 ------------       ------------       ------------

        Net increase (decrease)                      (812,593)           166,483          3,175,774

Net assets available for benefits:
  Beginning of year                                   937,348          1,296,801         19,405,181
                                                 ------------       ------------       ------------

  End of year                                    $    124,755       $  1,463,284       $ 22,580,955
                                                 ============       ============       ============

         The accompanying notes are an integral part of this statement.

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF PLAN:

The following description of the Sid Tool Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Effective January 1, 1989, Sid Tool Co., Inc. (the "Company") adopted the Sid Tool Co., Inc. Employee 401(k) Savings Plan (the "401(k) Plan") for the benefit of its employees ("associates"). Effective September 1993, the 401(k) Plan and the Sid Tool Co., Inc. Profit Sharing Plan merged into the Plan. The Plan is a continuation of the 401(k) Plan. Upon completion of the merger, all assets of both plans were contributed to the Plan. The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 1998, the Plan is administered by Merrill Lynch (the "Trustee"). The Trustee exercises responsibility over the administration and investment of Plan assets. In addition, the custodian and recordkeeping responsibilities for the Plan were assumed by Merrill Lynch (the "Custodian" and "Recordkeeper"). Prior to such assumption, employer and participant contributions funded for the 1997 Plan year were held in a Merrill Lynch Money Market Fund, which is reflected in the accompanying statement of net assets available for benefits as of December 31, 1997. Prior to January 1, 1998, custodial responsibilities were performed by Nationwide Life Insurance Company.

Eligibility

An associate is eligible for participation in the Plan on the first day of the month after completing one full calendar month of service.

Contributions and Vesting

Participants may elect to contribute between 1% and 15% of their earnings into the Plan. Participants are immediately vested in their contributions plus actual earnings thereon. The maximum annual contribution a participant could make into the Plan was $10,000 during 1998.

Excess contributions occur when elective contributions on behalf of highly compensated employees exceed those permitted under the special nondiscrimination rule under IRS code 401(k). A plan is not disqualified provided that the excess contributions are distributed to the highly compensated employees. There were no excess contributions during 1998.

The Company may make a discretionary matching contribution based on the participants contributions, limited to 4% of compensation. The Company may also make a discretionary contribution to participants to be allocated in the same ratio as each participant's compensation bears to the total of such compensation of all eligible participants. Participants must have completed 1,000 hours of service and be employed on the last day of the Plan year to be eligible to share in the allocation of non-matching employer contributions. Participants vest in Company contributions as follows:

      Completed Years of Service            Vested Percentage
      --------------------------            -----------------
          less than 2                                0%
          2 but less than 3                         20%
          3 but less than 4                         40%
          4 but less than 5                         60%
          5 but less than 6                         80%
          6 or more                                100%

In 1998, the Company discretionary matching contributions were $1,336,200, including the payment of the December 31, 1997 contribution receivable and the application of prior forfeitures of approximately $87,000. There were no discretionary non-matching contributions in 1998.

Forfeitures

Forfeitures of non-vested employer contributions will be used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 1998 were $234,266.

Participant Loans

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is 50% of a participants' total vested account balance, not to exceed $50,000. The interest rate is established at the prime rate as of the beginning of each month at which the loan is made. Interest rates on outstanding loans as of the Plan year-end range from 8.0% to 9.5%. Interest paid by a participant on an outstanding loan is paid directly into the participant's account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant's principal residence. A participant can only have two loans outstanding from the Plan at any given time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan for 1998 and 1997 are based upon data provided by the Recordkeeper and/or Custodian (which is on a modified accrual basis), adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Investments

The Plan's investments with Merrill Lynch are stated at fair value.

In 1997, the Plan had two contracts with the former custodian, a variable return contract and a guaranteed return contract. The variable return contract consisted of numerous mutual fund options with a range of investment objectives. Returns were based upon the underlying mutual funds in which the assets were invested.

The guaranteed return contract provided an annual interest guarantee based on the investment yield realized on Nationwide's General account. The contract guaranteed an interest rate for the first guarantee period and a minimum rate for the following guarantee period.

Investments in the fixed return fund were stated at unit value. Unit value was assigned daily, based on the fund's guaranteed interest rate. The fixed fund's unit valued increased incrementally to reflect interest that was earned daily.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for recordkeeping, investment and other costs are paid by the Plan. Accounting fees are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENT OPTIONS:

Participants may allocate their contributions into the Plan among the following 23 options in 1998 (including a number of Merrill Lynch ("ML") options):

1) MSC Industrial Direct Inc. Class A - The Plan Trustee will be permitted to acquire, with amounts directed by Participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock ("Common Stock") directly from the Company.

      The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company. The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

      If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Trustee determines that the circumstances causing the suspension have ceased to exist. During the suspension period, the Plan Trustee will hold all of the contributions directed to be invested in the fund in the Merrill Lynch Retirement Preservation Trust.

      The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future. The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

2) ML Equity Index Trust Class A - Seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index. Typically, most of the assets will be comprised of all, or nearly all, 500 stocks in the index in weightings closely aligned with those of the index.

3) ML Retirement Preservation Trust - Seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government-agency securities. The Trust also invests in high-quality money market securities. Participants purchase units that the Trust seeks to maintain at $1.00 per unit, although this cannot be assured.

4) MFS Emerging Growth Fund - Seeks long-term growth of capital. The fund invests primarily in small and medium-sized companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation. Typically these companies are early in their life cycles and have the potential to become major enterprises. The fund may also invest in companies based on special factors such as new management, new products or changes in consumer demand.

5) Davis Ser Inc. Real Estate Fund A - Seeks growth and income. The fund normally invests at least 65% of assets in securities of companies that are principally engaged in the real-estate industry, that own significant real-estate assets, or that primarily invest in real-estate assets, or that primarily invest the balance of assets in securities or other types of companies. The fund may also invest in securities of foreign issuers.

6) ML Latin America Fund Class A - Seeks long-term capital appreciation through investments in Latin American equity and debt securities. The fund's objective reflects the belief that investment opportunities may result in Latin America from an evolving longer-term international trend encouraging greater market orientation and diminishing governmental intervention in economic affairs. It is expected that, under normal conditions, at least 65% of the fund's total assets will be invested in Latin American securities. The fund may attempt to hedge against market and currency risk through the use of options, futures, options on futures and forward currency transactions.

7) Federated Bond Fund Class A - Seeks income consistent with preservation of capital. The fund normally invests at least 65% of assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35% of assets in debt rated as low as B; it may invest up to 25% in debt securities of foreign governments.

8) AIM International Equity Fund Class A - Seeks long-term growth of capital by investing in a diversified portfolio of international equity securities. The fund will invest at least 70% of its total assets in marketable equity securities. It may also invest up to 20% of its total assets in securities that are convertible into equity securities of foreign companies which are listed on a recognized foreign securities exchange or traded on a foreign over-the-counter market. The fund's assets will be invested in the securities of foreign companies located in at least four countries outside the United States. It will emphasize investment in foreign companies in the developed countries of Western Europe and the Pacific Basin and may also invest to a limited extent in the securities of companies located in developing countries in various regions of the world.

9) Alliance Corporate Bond Fund Class A - Seeks income; capital appreciation is secondary. The fund normally invests at least 65% of assets in investment-grade debt securities. It may hold corporate bonds, convertibles, U.S. government obligations and dollar-denominated foreign debt.

10) Seligman Communications - Seeks capital appreciation. The fund normally invests at least 80% of assets in common stocks issued by companies that operate in the communication, information and related industries. It invests in large, established media corporations, as well as in smaller companies with rapidly changing technologies and expansion characteristics. The fund may invest up to 10% of assets in foreign securities; this restriction does not apply to depositary receipts.

11) Oppenheimer Global Fund - Seeks capital appreciation. The fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies. It ordinarily maintains investments in at least three countries. The fund may invest in securities of companies in cyclical industries and special situations.

12) Alliance Quasar Fund Class A - Seeks growth of capital. The fund follows aggressive investment policies and invests primarily in equity securities. It may invest in new or established, listed or unlisted, and foreign or domestic securities. The fund may engage in short sales and other derivatives transactions.

13) ML Eurofund Class A - Seeks capital appreciation through investment primarily in equities of corporations domiciled in Europe. The fund expects that, under normal market conditions, at least 80% of the fund's net assets will be invested in European corporate securities, primarily in common stocks, debt and preferred securities convertible into common stocks. Investments in foreign securities involve special risks, including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments.

14) ML Growth Fund Class A - Seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by fund management to be undervalued. The fund invests in securities that many investors consider to be out-of-favor, but which fund management believes may have underlying value that is not immediately apparent. In selecting securities believed to be undervalued, the fund emphasizes securities of issuers with a market capitalization of $500 million or greater, but the fund also has the flexibility to invest in issues of smaller-capitalization companies with similar value characteristics. The fund may invest up to 40% of its total assets in foreign securities.

15) ML Global Allocation Fund Class A - Seeks high total investment return consistent with prudent risk. The fund has a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time, both with respect to types of securities and markets, in response to changing market and economic trends. This investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different capital markets. The fund may invest up to 35% of its total assets in non-investment-grade debt securities (high-yield or "junk" bonds.)

16) ML Developing Capital Markets Fund Class A - Seeks long-term capital appreciation by investing in securities, primarily equities, of issuers in countries having smaller capital markets. It is currently expected that, under normal conditions, at least 65% of the fund's net assets will be invested in equity securities. The fund may employ a variety of investments and techniques to hedge against market and currency risk, including options, futures, options on futures and forward currency transactions.

17) AIM Equity Constellation Fund - Seeks capital appreciation. To work toward this goal, the fund invests in small-to-medium-sized emerging growth companies. Fund management will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. The market prices of many of the securities purchased and held by the fund may fluctuate widely.

18) MFS Mass. Investors Trust Class A - Seeks current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles. It may invest up to 35% of assets in foreign securities; this limit does not apply to American Depositary Receipts. The fund may invest a portion of the assets in debt securities and cash equivalents. It may invest up to 15% of assets in liquid securities.

19) MFS Research Fund - Seeks long-term growth of capital and future income. The fund primarily invests in common stocks and convertible securities. It may also invest in fixed-income securities; it may not invest more than 10% of assets in securities rated below investment-grade. The Fund may invest up to 20% of assets directly in foreign securities; it may also invest in American Depositary Receipts.

20) ML Capital Fund Class A - Seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund invests in high-quality stocks, corporate bonds and cash equivalents, and may invest up to 25% of its assets in foreign securities.

21) ML Corporate Bond High Income Fund Class A - Seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective the fund seeks capital appreciation, when consistent with its primary objective. The fund invests substantially all of its assets in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality.

22) ML Pacific Fund Class A - The fund seeks long-term capital appreciation by investing primarily in the equities of companies in the Far Eastern and Western Pacific countries, including Japan, Australia, Hong Kong and Singapore. The Pacific Basin is one of the most rapidly growing regions in the world, and its stock markets have often reflected that growth. The fund is designed for investors who want to achieve diversification by investing in economies of Far Eastern and Western Pacific countries. To hedge the fund's portfolio against market and currency risk, fund management may employ strategies that include the use of currency options and futures, options on such futures and forward foreign-currency transactions. Such strategies involve special risks and there can be no assurance that they will be successful.

23) Davis New York Venture Fund Class A - Seeks growth of capital. To work toward this goal, the fund normally invests in common stocks and convertible securities that management believes to have above-average appreciation potential. The fund may also invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities.

Participants allocated their contributions into the Plan among the following 9 options in 1997:

Variable Return Contract

1) Bond Fund of America - Seeks as high a level of current income as is consistent with the preservation of capital and invests in a diversified portfolio consisting substantially of marketable corporate debt securities, government obligations and money market securities. At least 60% of the fund's assets are invested in high grade ("A" or better) straight debt securities, government securities or high grade short-term investments. The remaining 40% of assets may be invested in other debt securities, but any securities rated below "BBB" are subject to special review.

2) Dreyfus S&P 500 Index - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the S&P 500, and invests at least 80% of the fund's net assets in the stocks that comprise the index and in stock index futures.

3) Fidelity Magellan - Invests primarily in common stocks and convertible securities; may invest up to 20% of its assets in debt securities of all types and qualities; features domestic corporations operating primarily in the United States, domestic corporations that have significant activities and interests outside the United States and foreign companies, and has no limitation on total foreign investment. However, no more than 40% of fund assets may be invested in companies operating exclusively in one foreign country.

4) Fidelity Puritan - Seeks as much income as possible, consistent with the preservation and conservation of capital; invests in common stocks, preferred stocks and bonds, seeking to diversify in terms of both companies and industries, and has historically used income-producing securities as the principal holding.

5) Nationwide Money Market - Provides as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity; invests in a diversified portfolio of high quality money market instruments maturing in 397 days or less, investing mainly in debt, but retaining maximum flexibility in the management of its portfolio.

6) Neuberger & Berman Partners - Seeks capital growth; invests principally in common stocks and other securities and, to a lesser extent, in bonds and debentures believed to have potential for appreciation in value; may at times consist of securities selected for their short-term gain potential as a substantial portion of the fund's portfolio; may be expected to have a higher portfolio turnover than other mutual funds and may also loan securities or write covered call options.

7) Oppenheimer Global Fund - Seeks capital appreciation. The fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies. It ordinarily maintains investments in at least three countries. The fund may invest in securities of companies in cyclical industries and special situations.

8) 20th Century Growth - Seeks capital appreciation; tries to remain fully invested in stocks at all times; is the most conservative of 20th Century's non-dividend seeking common stock funds; selects common stocks on the basis of their appreciation potential; generally chooses larger companies.

Guaranteed Return Contract

9) Nationwide Fixed Rate - Earned 5.45% for the year ended December 31, 1997, and provided a guarantee of principal and interest backed by Nationwide Life Insurance Company.

Investments that represent five percent or more of the Plan's net assets are as follows:

                                                            December 31,
                                                    ----------------------------
                                                       1998              1997
                                                       ----              ----

            MSC Industrial Direct Inc. Class A      $1,415,867        $       --
            ML Equity Index Trust Class A            4,308,145                --
            ML Retirement Preservation Trust         3,266,792                --
            Federated Bond Fund Class A              1,993,539                --
            Oppenheimer Global Fund                  1,773,221         1,405,027
            ML Growth Fund Class A                   4,399,888                --
            ML Capital Fund Class A                  2,121,306                --
            Bond Fund of America                            --         1,730,390
            Dreyfus S&P 500 Index                           --         2,540,592
            Fidelity Magellan                               --         4,939,708
            Fidelity Puritan                                --         2,069,235
            Nationwide Money Market                         --           983,408
            Neuberger & Berman Partners                     --         1,247,880
            Nationwide Fixed Rate                           --         1,518,452

Participants may change their rate of contribution on the first day of each payroll period and their allocations among the different investment funds on a daily basis.

4. NET ASSET VALUE PER UNIT:

                                                                 Net Asset Value      Net Asset Value
                                                                   Per Unit at          Per Unit at
                    Investment Option                           December 31, 1998    December 31, 1997
                    -----------------                           -----------------    -----------------
            MSC Industrial Direct Inc. Class A                       $22.63               $   --
            ML Equity Index Trust Class A                             83.92                   --
            ML Retirement Preservation Trust                           1.00                   --
            MFS Emerging Growth Fund                                  44.60                   --
            Davis Ser Inc. Real Estate Fund A                         20.73                   --
            ML Latin America Fund Class A                              9.17                   --
            Federated Bond Fund Class A                                9.91                   --
            AIM International Equity Fund Class A                     18.61                   --
            Alliance Corporate Bond Fund Class A                      13.20                   --
            Seligman Communications                                   30.73                   --
            Oppenheimer Global Fund                                   42.60                   --
            Alliance Quasar Fund Class A                              25.00                   --
            ML Eurofund Class A                                       15.58                   --
            ML Growth Fund Class A                                    21.51                   --
            ML Global Allocation Fund Class A                         12.61                   --
            ML Developing Capital Markets Fund Class A                 8.64                   --
            AIM Equity Constellation Fund                             30.52                   --
            MFS Mass. Investors Trust Class A                         20.25                   --
            MFS Research Fund                                         25.15                   --
            ML Capital Fund Class A                                   34.41                   --
            ML Corporate Bond High Income Fund Class A                 6.96                   --
            ML Pacific Fund Class A                                   17.64                   --
            Davis New York Venture Fund Class A                       25.01                   --
            Bond Fund of America                                         --                 2.25
            Dreyfus S&P 500 Index                                        --                 2.75
            Fidelity Magellan                                            --                 2.39
            Fidelity Puritan                                             --                 2.24
            Nationwide Money Market                                      --                 1.82
            Neuberger & Berman Partners                                  --                 4.13
            Oppenheimer Global                                           --                 2.08
            20th Century Growth                                          --                 5.28

5. INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company, by a letter dated March 27, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with all sections of the Code for the year ended December 31, 1998.

6. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

7. REPORTABLE TRANSACTIONS:

Reportable transactions represent either (i) a single transaction or (ii) a series of transactions involving a specific investment which are individually or in the aggregate in excess of 5% of the current value of plan assets at the beginning of a Plan year. These transactions are listed in the Schedule of Reportable Transactions.

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

       FORM 5500-ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

Identity of Issuer           Description                                          Cost        Current Value
------------------           -----------                                          ----        -------------
  Merrill Lynch *            MSC Industrial Direct Inc. Class A                $1,541,162      $ 1,415,867
  Merrill Lynch *            ML Equity Index Trust Class A                      3,549,884        4,308,145
  Merrill Lynch *            ML Retirement Preservation Trust                   3,266,791        3,266,792
  Merrill Lynch *            MFS Emerging Growth Fund Class A                     127,104          138,254
  Merrill Lynch *            Davis Ser Inc Real Estate Fund A                      14,402           12,453
  Merrill Lynch *            ML Latin America Fund Class A                          5,904            4,068
  Merrill Lynch *            Federated Bond Fund Class A                        2,028,524        1,993,539
  Merrill Lynch *            AIM International Equity Fund Class A                 48,827           48,382
  Merrill Lynch *            Alliance Bond Fund Corporate Class A                  32,531           31,525
  Merrill Lynch *            Seligman Communications                               90,109          110,704
  Merrill Lynch *            Oppenheimer Global Fund                            1,747,163        1,773,221
  Merrill Lynch *            Alliance Quasar Fund Class A                         122,036          111,328
  Merrill Lynch *            ML Eurofund Class A                                  112,638           96,773
  Merrill Lynch *            ML Growth Fund Class A                             5,597,489        4,399,888
  Merrill Lynch *            ML Global Allocation Fund Class A                     44,677           41,315
  Merrill Lynch *            ML Developing Capital Markets Fund Class A             7,571            6,254
  Merrill Lynch *            AIM Equity Constellation Fund                         64,252           68,891
  Merrill Lynch *            MFS Mass. Investors Trust Class A                    705,846          743,021
  Merrill Lynch *            MFS Research Fund                                     60,831           63,641
  Merrill Lynch *            ML Capital Fund Class A                            2,145,235        2,121,306
  Merrill Lynch *            ML Corporate Bond High Income Fund Class A             1,542            1,443
  Merrill Lynch *            ML Pacific Fund Class A                                1,676            1,681
  Merrill Lynch *            Davis New York Venture Fund Class A                  218,744          230,694
Participant Loans *          A commercial bank's fixed rate mortgage
                               (8.0% - 9.5% for 1998)                                 N/A        1,463,284
                                                                                               -----------
                                                                                               $22,452,469
                                                                                               ===========

*     Parties-in-interest

              This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

                              SID TOOL SAVINGS PLAN

                                PLAN NUMBER: 003

                              PLAN EIN: 13-5526506

           FORM 5500 - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                           Current
                                                                                                           Value of
                                                                                                           Asset on
   Identity of Party Involved                            Purchase         Selling          Cost           Transaction     Net Gain
   and Description of Assets                Units         Price            Price         of Asset            Date         or (Loss)
   -------------------------                -----         -----            -----         --------            ----         ---------
MSC Industrial Direct Inc. Class A           64,158    $ 1,865,063      $        --     $ 1,865,063      $ 1,865,063      $       --
ML Equity Index Trust Class A                67,028      4,620,872               --       4,620,872        4,620,872              --
ML Retirement Preservation Trust          5,245,957      5,245,957               --       5,245,957        5,245,957              --
Federated Bond Fund Class A                 279,842      2,823,456               --       2,823,456        2,823,456              --
Oppenheimer Global Fund                      62,783      2,642,233               --       2,642,233        2,642,233              --
ML Growth Fund Class A                      426,835     11,887,530               --      11,887,530       11,887,530              --
ML Capital Fund Class A                     108,086      3,780,120               --       3,780,120        3,780,120              --
Pending Settlement Fund                   1,331,547      1,331,547               --       1,331,547        1,331,547              --
Loan Fund                                 1,380,928      1,380,928               --       1,380,928        1,380,928              --
Bond Fund of America                             --             --        1,730,390              --        1,730,390              --
Dreyfus S&P 500 Index                            --             --        2,540,592              --        2,540,592              --
Fidelity Magellan                                --             --        4,939,708              --        4,939,708              --
Fidelity Puritan                                 --             --        2,069,235              --        2,069,235              --
Nationwide Money Market                          --             --          983,408              --          983,408              --
Neuberger & Berman Partners                      --             --        1,247,880              --        1,247,880              --
Oppenheimer Global                               --             --        1,405,027              --        1,405,027              --
Nationwide Fixed Rate                            --             --        1,518,452              --        1,518,452              --

NOTE: For the purpose of this schedule, reportable transactions include either
      (i) a single transaction or (ii) a series of transactions involving a specific investment which are individually or in the aggregate in excess of 5% of the current value of the Plan assets at the beginning of a Plan year.

              This schedule should be read in conjunction with the accompanying financial statements and notes thereto.